May 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Re:	Facebook, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed January 28, 2016

File No. 001-35551

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 25, 2016 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-35551) filed with the Commission on January 28, 2016 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for income taxes, page 45

1.	Based on the information in note 13, we calculate your domestic federal effective tax rate for the U.S. in 2015 to be 79%. Please explain to us the reasons why the domestic federal effective tax rate was so much higher than your statutory rate.

Response: The Company respectfully advises that the Staff appears to have calculated the 79% domestic federal effective tax rate based on the Company’s 2015 federal current and deferred taxes of $2,212 million and U.S. pre-tax income of $2,802 million disclosed in Note 13

Securities and Exchange Commission

May 6, 2016

of the Company’s Form 10-K. Included in the Company’s 2015 federal current income tax expense are the effects of unrecognized tax benefits related to licensing arrangements between wholly-owned entities measured under the criteria of ASC 740-10-25-16 as further discussed in response to questions 3 and 4 below, which increased the effective tax rate in 2015. In addition, the effective tax rate in 2015 was further increased by the impact of taxes on non-deductible share-based compensation which have the effect of increasing the domestic federal effective tax rate.

2.	We note from your remarks in an earnings call dated January 27, 2016, that you anticipate your full year GAAP tax rates to be in the low 30’s on a percentage basis and that you expect your tax rate will decline further over time and resemble those for your global peers over the next several years. Please tell us the reasons for your expectation of a decreasing effective tax rate from 40% in 2015 to the low 30’s on a percentage basis.

Response: The Company respectfully advises the Staff that, as discussed in the Company’s earnings call dated January 27, 2016, the Company anticipates that its GAAP effective tax rate will decrease from 40% in 2015 to a lower effective tax rate in 2016. This expectation is primarily due to a forecasted increase in the proportion of consolidated pre-tax income being earned in jurisdictions with tax rates lower than the United States. Additionally, the Company noted the following trend in the MD&A section on page 31 of its Form 10-Q filing for the first quarter of 2016:

Our effective tax rate in the first quarter of 2016 decreased compared to the same period in 2015, primarily due to an increase in pre-tax income in jurisdictions with tax rates lower than the United States.

The Company intends to indefinitely reinvest a majority of its 2016 foreign earnings pursuant to ASC 740-10-25-3(a)(1) such that the Company expects that it will not accrue the incremental U.S. tax in 2016 on those earnings, reducing the effective tax rate accordingly. In 2015, the Company was unable to indefinitely reinvest in these countries as the countries were in a cumulative deficit position. The Company further advises the Staff that as discussed in response to question 5 below, the Company will make the disclosures required by ASC 740-30-50-2 related to undistributed earnings of subsidiaries in future filings to the extent the disclosure is applicable.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 78

3.

We note that your domestic income before provision for income taxes decreased from $4,918 million in 2014 to $2,802 million in 2015. Conversely, we note that your foreign income before provision for income taxes increased from a loss of $8 million in 2014 to income of $3,392 million in 2015. Please tell us what caused this shift. In addition, identify for us the jurisdictions in which you generate significant pre-tax income and the related amounts that comprise the $3,392 million of foreign pre-tax income in 2015. Please

Securities and Exchange Commission

May 6, 2016

also clarify the jurisdictions that comprise the $8 million foreign pre-tax loss in 2014. Last, tell us how this shift affected your consolidated effective tax rate, and describe and quantify for us any reasons that offset the effects of this shift in 2015.

Response: The Company respectfully advises the Staff that the shift in domestic income before provision for income taxes from 2014 to 2015 was related to certain transactions between wholly-owned entities that occurred in 2014 but that did not recur in 2015. The shift in pretax income related to the Company’s foreign subsidiaries provided a benefit to its consolidated effective tax rate since this pre-tax income was earned in jurisdictions with tax rates lower than rates in the United States. The effect of the shift in pretax income related to the Company’s foreign subsidiaries was, however, offset by the effects of unrecognized tax benefits related to the licensing arrangements between wholly-owned entities pursuant to ASC 740-10-25-16. This unrecognized tax benefit comprised the majority of the increase to the current year tax positions disclosed in the roll-forward of gross unrecognized tax benefits noted in Note 13, Income Taxes, on page 79 of the Company’s Form 10K and as further discussed in response to question 4, below.

The Company further advises the Staff that as noted in Note 13. Income Taxes, page 80 of the Company’s Form 10-K, its significant jurisdictions are the US and Ireland. The substantial majority of the $3,392 million of foreign pre-tax income in 2015 and $8 million of foreign pre-tax loss in 2014 were from Ireland.

4.	We note your gross unrecognized tax benefits increased from $1,682 million at December 31, 2014, to $3,017 million at December 31, 2015. Please explain to us where this increase is presented in your reconciliation of the U.S. federal statutory income tax rate to your effective tax rate on page 78.

Response: The Company respectfully advises the Staff that pursuant to ASC 740-10-25-6, the increase in its gross unrecognized tax benefits is related to a number of uncertain tax positions, not all of which impact the Company’s effective tax rate. To the extent that there is an impact to the effective tax rate, the change in the unrecognized tax benefit is allocated to the respective line items in the effective tax rate reconciliation as required by Regulation § 210.4-08(h)(2) (e.g., unrecognized tax benefits related to U.S. federal tax credits from research and development are netted against the “Research tax credits” line item and unrecognized tax benefits related to certain transactions between wholly-owned entities affecting non-U.S. operations are netted against the “Effects of non-U.S. operations” line item).

5.	Please provide the disclosures required by ASC 740-30-50-2 related to undistributed earnings of subsidiaries and corporate joint ventures, or tell us why they are not required.

Response: The Company respectfully advises the Staff that ASC 740-30-50-2 requires the disclosure of information related to deferred tax liabilities not recognized for taxable temporary differences because of the exceptions to the comprehensive recognition of deferred tax liabilities. The disclosures required by ASC 740-30-50-2 were not required because the

Securities and Exchange Commission

May 6, 2016

Company did not have any material jurisdictions in cumulative surplus positions where deferred tax liabilities had not been recorded. Furthermore, the only instance where the Company has not recognized a deferred tax liability relates to subsidiaries that were in cumulative deficits as of December 31, 2015 and accordingly no deferred tax liabilities would be required. The cumulative deficits were related to the entities that are attributable to Ireland. All of the Company’s other entities have provided residual deferred taxes as disclosed in Note 13. Income Taxes, page 79 of the Company’s Form 10-K. The Company respectfully advises the Staff that as discussed in response to question 1, above, the Company will make the disclosures required by ASC 740-30-50-2 related to undistributed earnings of subsidiaries in future filings to the extent they become applicable.

* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 6, 2016

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel

David W. Kling, Vice President, Deputy General Counsel and Corporate Secretary

Michael L. Johnson, Deputy General Counsel and Assistant Secretary

Facebook, Inc.

James D. Evans

Fenwick & West LLP